September 27, 2006

Mail Stop 4561

Wm. Polk CareyChairman
Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York, NY 10020

Re: **Corporate Property Associates 14 Incorporated**
        CPA:14 Holdings, Inc.
        Amendment No. 1 to the Registration Statement on Form S-4
        Filed September 15, 2006
        File No. 333-136031

Dear Mr. Carey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us how each of the registrants, CPA 14 and CPA 14 Holdings, intend to satisfy their Section 15(d) reporting obligations upon effectiveness of this registration statement.

Prospectus Cover Page

2. We note your response to prior comment 4. Please revise to indicate your relationship with W.P.Carey the first time it is mentioned.

3. We note your disclosure that the exchange ratio is based on real estate appraisals as of December 31, 2005. Please revise to disclose that changes in the value of CPA 12 or CPA 14 will not result in an adjustment to the exchange ratio.

Q&A's

4. Please revise to disclose the limitation on payment of dividends contained in the credit line agreement.

What right do I have if I oppose…, page 5

5. We note your response to prior comment 10. However, it is not clear when or how stockholders will be able to determine when the date articles of merger are accepted for record by the Maryland State Department of Assessments and Taxation, the date within 20 days of which stockholders must perfect their dissenters' rights. We note your disclosure that you will file a Form 8-K to announce whether the alternative merger will be used. Please revise to clarify whether the 8-K will also contain a notice regarding the date that will be used to begin the running of the 20 days within which to perfect dissenters' rights.

Summary, page 1

6. We note your response to prior comment 17 and reissue that portion that requested that you briefly explain why more current appraisals were not solicited.

7. We note your disclosure regarding the consequences of a sale of any of the properties included in the CPA 12 asset sale prior to closing. Please revise to include disclosure that W.P.Carey and CPA 12 are currently negotiating with third parties to sell four of the properties covered by the sale agreement for amounts that in the aggregate exceed the contracted prices to W.P. Carey and that one of the properties under discussion for potential sale to a third party is partially owned by CPA 14, meaning that CPA's interest in the property would also be sold.   Please update the status the negotiations.

Combined Company's Portfolio

Joint Ventures, page 194

8. We note that after the merger is completed you will have interests greater then 50% in numerous joint ventures. Please disclose your consolidation policy for these joint ventures in your next amendment.

CPA:14 Holdings Inc.

Report of Independent Auditors, page F-29

9. We note your response to our previous comment 77. However, since you do not intend to re-solicit shareholder approval if the alternative merger is completed, it is unclear how the audit report included in *this* registration statement would comply with PCAOB Auditing Standard No. 1 under this scenario. Please advise.

Note 1 – Organization, page F-31

10. Based on your response to comment 78, we understand the merger between CPA:14 and CPA:14 Holdings Inc. will be accounted for at historical cost. Please further expand your disclosures to clarify how you determined common control.

Exhibits

11. We note your response to prior comment 81. In light of the fact that receipt of the tax opinion is a waivable condition, please revise to include an executed copy of each opinion as an exhibit before effectiveness and undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material.

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn at 202-551-3469 or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief